Exhibit 99.2

Company Contacts:	Investor Relations Contacts:
Genetic Technologies Limited	Lippert/Heilshorn & Associates

Dr. Mervyn Jacobson	Kim Sutton Golodetz
Chief Executive Officer	kgolodetz@lhai.com

Tom Howitt	Lisa Lindberg
Chief Financial Officer	llindberg@lhai.com	212-838-3777

tom.howitt@gtg.com.au	Bruce Voss
Phone: +61-3-9415-1135	bvoss@lhai.com	310-691-7100

www.gtg.com.au	www.lhai.com

GTG GRANTS NON-CODING LICENSE TO OPTIGEN AND SECURES EXCLUSIVE RIGHTS TO OPTIGEN’S LEADING RANGE OF GENETIC TESTS FOR DOGS IN THE ASIA-PACIFIC REGION

MELBOURNE, Australia - Wednesday, March 15, 2006 - Genetic Technologies Limited (“GTG”) (NASDAQ NM: GENE; ASX: GTG) is pleased to announce it has executed a Memorandum of Understanding with Optigen LLC, a leading genetic testing company in USA, specializing in the development of new genetic tests for inherited diseases in dogs. Under the agreement, GTG will grant Optigen a non-exclusive license to the GTG non-coding patents for applications in dogs, and Optigen will grant GTG the exclusive right to offer and perform the complete range of Optigen genetic tests for diseases in dogs in the Asia-Pacific region.

The addition of the Optigen tests substantially expands the already extensive range of genetic tests which GTG can now offer the canine industry. GTG has already developed the most extensive canine database in Australasia, and is already the exclusive provider of parentage testing for the stud book maintained by Greyhounds Australasia. GTG anticipates that bringing the Optigen tests to Australia will in turn build demand for canine parentage testing, where GTG is already the market leader. This agreement, together with other recent announcements by GTG clearly consolidates GTG’s position as the leading genetic testing lab for dogs in Australia.

The license granted by GTG to Optigen will provide Optigen with access to GTG’s non-coding technology, covering all relevant genetic tests and research activities conducted by Optigen, in dogs.

This is also the first license granted by GTG following settlement of the Applera law suit in December 2005. Many additional licenses are now being negotiated by GTG and its team of licensing firms. Further details will be announced as appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

About Optigen

Optigen is a US company based in upstate New York which specializes in genetic diagnostics and information about inherited diseases in purebred dogs. Optigen holds exclusive licenses to several technologies from the Cornell Research Foundation, Inc. Optigen’s tests are regarded as the industry standard for numerous canine diseases.

This announcement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

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Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987 • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia